1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2002

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒            Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement in relation to the Extension of Leasing Period for CDMA Network Capacity, dated November 29, 2002.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: December 2, 2002	By:	/s/ Tan Xinghui
Tan Xinghui
Executive Director and Vice President

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT
EXTENSION OF LEASING PERIOD FOR CDMA NETWORK CAPACITY

The board of directors (the Board) of China Unicom Limited (the Company, together with its subsidiaries, known as the Group) is pleased to announce that the term of the lease of CDMA Capacity by CUCL from Unicom New Horizon had been extended for one year commencing from 3 January 2003, (1) CUCL had requested and Unicom New Horizon will make an additional Capacity of 4 million subscribers available to CUCL, bringing the total Capacity to be leased to 10 million subscribers for the first half of the Renewed Period; and (2) the Capacity to be leased for the Second Half of the Renewed Period by CUCL from Unicom New Horizon shall be notified to Unicom New Horizon on or before 31 May 2003.

INTRODUCTION

Reference is made to the announcement dated 22 November 2001 and the circular to the Company’s shareholders dated 28 November 2001 (the “Circular”), containing, inter alia, details of the Lease and the related Connected Transaction of the Company regarding the leasing of CDMA Network Capacity.

Terms defined in the Circular have the same meanings when used in this announcement.

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EXTENSION OF LEASING PERIOD FOR CDMA NETWORK CAPACITY

The current term of the lease by CUCL of the Capacity of CDMA network from Unicom New Horizon is due to expire on 2 January 2003. CUCL has informed Unicom New Horizon of its decision to extend the term of the lease for one year commencing from 3 January 2003 until 2 January 2004 (the “Renewed Period”). Following the review of the current development of CDMA mobile business operated by the Group, CUCL has further informed Unicom New Horizon that: (1) the leasing of an additional Capacity of 4 million subscribers (the “Additional Capacity”) is requested by CUCL from Unicom New Horizon in addition to the current Capacity of 6 million subscribers, bringing the total Capacity to be leased from Unicom New Horizon to 10 million subscribers for the period from 3 January 2003 to 30 June 2003 of the Renewed Period (the “First Half of the Renewed Period”); and (2) the CDMA Capacity to be leased for the period from 1 July 2003 to 2 January 2004 of the Renewed Period (the “Second Half of the Renewed Period”) by CUCL from Unicom New Horizon will be notified to Unicom New Horizon on or before 31 May 2003. Unicom New Horizon has confirmed the availability of the Additional Capacity requested. The extension of the lease of the Capacity of CDMA Network by the Renewed Period and the request for the Additional Capacity have been done pursuant to the terms of the Lease Agreement.

The Board believes that the extension of the lease of the Capacity of CDMA Network by the Renewed Period and the Additional Capacity are determined in accordance with CDMA business plan for the year of 2003 and the Additional Capacity will help to improve its CDMA Network coverage and quality.

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary
Hong Kong, 29 November 2002

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